SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH October, 2011
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

We recorded the best international load factor for the month of September

International load factor of 85.3% was the second highest rate ever recorded in our history

São Paulo, October 17, 2011 – (BM&FBOVESPA: TAMM4, NYSE: TAM). Brazilian National Civil Aviation Agency (ANAC) disclosed today the operational data for the month of September 2011.

Domestic market

In the domestic market in September, we had a slight reduction in demand (in RPK) of 0.7%, combined with an increase of 8.7% in the supply (in ASKs) compared with September 2010, which led to a decrease in the load factor of 6.1 p.p. to 64.4%. Our market share in the domestic market was 38.2% this month.

In line with the margins recovery movement, in the month of September, we observed an increase in yield (unit price) between 5% -10% compared to August, confirming our expectation of a domestic yield increase of at least 5% in third quarter versus the second quarter of 2011.

Remembering that the yield is the average unit price, it is important to mention that we continue applying our retail project strategy, which consists in offering more affordable tickets during off-peak hours, stimulating demand and promoting air transportation to emerging classes.

In the accumulated period from January to September of 2011 compared with 2010, our demand grew by 15.8%, while the supply growth was 12.5%, resulting in a 2.0 percentage point increase in the load factor, reaching 69.0%.

International market

In the international market, compared to the same month of 2010, we saw a rise of 8.2% in demand with a 6.9% increase in supply resulting in a load factor of 85.3%, the highest ever recorded in the month of September and the second highest in our entire history. Our market share among Brazilian carriers in September was 88.6%.

Even with the recent exchange rate volatility, we continued to observe high international demand. The international yield in dollar in September showed a reduction compared with the previous month, however we observed a strong increase in the quarter.

In the accumulated period from January to September of 2011, our demand grew by 15.2%, while the supply growth was 11.6%, resulting in a load factor of 81.9%, a 2.6 p.p. increase compared to the same period last year.

Tables

Domestic Market	September 2011	September 2010	Var. % YoY	August 2011	Var. % MoM	Jan-Sep 2011	Jan-Sep 2010	Var. % YoY
TAM
ASK (millions) – Supply	3.993	3.673	8,7%	4.098	-2,6%	36.423	32.386	12,5%
RPK (millions) – Demand	2.572	2.590	-0,7%	2.634	-2,3%	25.123	21.690	15,8%
Load Factor	64,4%	70,5%	-6,1 p.p.	64,3%	0,1 p.p.	69,0%	67,0%	2,0 p.p.
Market share	38,2%	42,0%	-3,8 p.p.	38,4%	-0,2 p.p.	41,5%	42,4%	-1,0 p.p.

International Market	September 2011	September 2010	Var. % YoY	August 2011	Var. % MoM	Jan-Sep 2011	Jan-Sep 2010	Var. % YoY
TAM
ASK (millions) – Supply	2.348	2.196	6,9%	2.503	-6,2%	21.314	19.098	11,6%
RPK (millions) – Demand	2.001	1.850	8,2%	2.015	-0,7%	17.460	15.151	15,2%
Load Factor	85,3%	84,2%	1,0 p.p.	80,5%	4,8 p.p.	81,9%	79,3%	2,6 p.p.
Market share	88,6%	87,2%	1,3 p.p.	89,1%	-0,5 p.p.	87,9%	86,9%	1,1 p.p.

Contacts

Investor Relations:

Marco Antonio Bologna (CEO TAM S.A)

Líbano Miranda Barroso (CEO TAM Airlines and Investor Relations Director TAM S.A)

Jorge Bonduki Helito (IR Manager)

Suzana Michelin Ramos (IR)

Tel.: (11) 5582-9715

Fax: (11) 5582-8149

invest@tam.com.br

www.tam.com.br/ir

Press Agency Contact:

Phone.: (55) (11) 5582-9748/7441/7442/8795

Cel. (55) (11) 8644-0128

tamimprensa@tam.com.br

www.taminforma.com.br

About TAM: (www.tam.com.br)

We operate direct flights to 43 destinations in Brazil and 19 in Latin America, United States and Europe. Through agreements with Brazilian and foreign airlines, we reach 92 Brazilian airports and 92 international destinations. Our share in the domestic market was of 38.2% in September; additionally, we are the leader among Brazilian airlines that operate routes to other countries, with 87.9% of market share in this segment. With the biggest fleet of passenger aircraft in Brazil (151 operational aircraft), we tend to our clients with the Spirit to Serve and aim at making air trips increasingly accessible to the population. We are the pioneer Brazilian airline in the launch of a fidelity program; TAM Fidelidade has distributed 16 million tickets via point redemption and is part of the Multiplus network, currently with 8.6 million associates. Member of Star Alliance – the biggest airline alliance in the world – since May 2010, we integrate a network that encompasses 1,185 destinations in 185 countries.

Forward-looking statements:

This notice may contain forward-looking statements. These estimates merely reflect the expectations of the Company’s management, and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained in this release. These estimates are subject to changes without prior notice.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 17, 2011

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.